# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUPERIOR INDUSTRIES INTERNATIONAL INC, CIK 0000095552
CUSIP: 868168105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 26600 Telegraph Road, Suite 400, Southfield, Michigan (MI), 48033
Date of event which requires filing of this statement: 08/13/2025
Filed by CIK 0002080221
Persons authorized to receive notices and communications: Richard Ting, c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- SUP Parent Holdings, LLC (CIK 0002080221): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,600,000; sole dispositive power 0; shared dispositive power 7,600,000; aggregate amount beneficially owned 7,600,000 (20.4% of the class)
  Comment: The reported percentage is calculated based on 37,298,422 shares of common stock ("Common Stock") outstanding as of August 14, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities & Exchange Commission ("SEC") on August 15, 2025.
- Opps SI Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,600,000; sole dispositive power 0; shared dispositive power 7,600,000; aggregate amount beneficially owned 7,600,000 (20.4% of the class)
  Comment: The reported percentage is calculated based on 37,298,422 shares of Common Stock outstanding as of August 14, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 15, 2025.
- Opps XII SPR Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,600,000; sole dispositive power 0; shared dispositive power 7,600,000; aggregate amount beneficially owned 7,600,000 (20.4% of the class)
  Comment: The reported percentage is calculated based on 37,298,422 shares of Common Stock outstanding as of August 14, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 15, 2025.
- Oaktree Huntington Investment Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,600,000; sole dispositive power 0; shared dispositive power 7,600,000; aggregate amount beneficially owned 7,600,000 (20.4% of the class)
  Comment: The reported percentage is calculated based on 37,298,422 shares of Common Stock outstanding as of August 14, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 15, 2025.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,600,000; sole dispositive power 0; shared dispositive power 7,600,000; aggregate amount beneficially owned 7,600,000 (20.4% of the class)
  Comment: The reported percentage is calculated based on 37,298,422 shares of Common Stock outstanding as of August 14, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 15, 2025.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,600,000; sole dispositive power 0; shared dispositive power 7,600,000; aggregate amount beneficially owned 7,600,000 (20.4% of the class)
  Comment: The reported percentage is calculated based on 37,298,422 shares of Common Stock outstanding as of August 14, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: SUPERIOR INDUSTRIES INTERNATIONAL INC
Address of issuer's principal executive offices: 26600 Telegraph Road, Suite 400, Southfield, Michigan (MI), 48033

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D ("Schedule 13D") is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Opps SI Holdings, LLC ("Opps SI")
(ii) Opps XII SPR Holdings, L.P. ("Opps XII")
(iii) Oaktree Huntington Investment Fund II, L.P. ("OHIF," and together with Opps SI and Opps XII, the "Oaktree Direct Holders")
(iv) Oaktree Capital Holdings, LLC ("OCH")
(v) Oaktree Capital Group Holdings GP, LLC ("OCGH," and together with the Oaktree Direct Holders and OCH, the "Oaktree Parties")
(vi) SUP Parent Holdings, LLC ("SUP Parent")
Residence or business address:
The principal business address of each of the Oaktree Parties is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business address of SUP Parent is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
Present principal occupation or employment:
The principal business of the Oaktree Parties is to hold, or serve as an advisor with respect to, investments in alternative and inefficient investment markets.

The principal business of SUP Parent is to acquire and hold the reported securities.
Criminal convictions in the last five years: None of the Reporting Persons have been convicted in a criminal proceeding during the preceding five years.
Civil proceedings (securities laws) in the last five years: On September 25, 2024, the SEC accepted an offer by Oaktree Capital Management LP ("OCM"), an affiliate of OCH, to resolve an investigation involving Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 ("Act") and Rules 13d-2 and 16a-3 thereunder, which require certain investors, like OCM, that beneficially own the registered equity securities of a public company to file reports with the SEC of their beneficial ownership in the equity of the company, including changes in their beneficial ownership, within specified timeframes. OCM cooperated immediately and fully with the SEC's investigation, and, without admitting or denying the SEC's findings, in a settled proceeding agreed to cease and desist from committing or causing any violations and any future violations of Sections 13(d) and 16(a) of the Act and Rules 13d-2 and 16a-3 thereunder and to pay a $375,000 penalty.
Citizenship: See response to row 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 8, 2025, the Issuer entered into an Agreement and Plan of Merger (as the same may be amended, modified or supplemented from time to time in accordance with its terms, the "Merger Agreement") by and among the Issuer, SUP Parent, and SUP Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of SUP Parent ("Merger Sub"), pursuant to which Merger Sub will be merged with and into the Issuer (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Issuer surviving the Merger as a wholly owned subsidiary of SUP Parent. SUP Parent and Merger Sub are affiliates of the lenders party to the Issuer's existing Amended and Restated Credit Agreement, dated as of August 14, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified, the "Existing Term Loan Credit Agreement"), by and among the Issuer, the lenders from time to time party thereto, Oaktree Fund Administration, LLC ("Oaktree"), as administrative agent, and JPMorgan Chase Bank, N.A., as collateral agent.

Concurrently with the execution of the Merger Agreement on July 8, 2025, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with SUP Parent, pursuant to which SUP Parent agreed to purchase, and the Issuer agreed to issue and sell to SUP Parent, 7,600,000 shares of Common Stock (the "Subscription Shares") for a purchase price of $0.09 per share. On August 13, 2025, SUP Parent purchased the Subscription Shares for an aggregate purchase price of $684,000 pursuant to the terms of the Subscription Agreement.

The foregoing descriptions of the Subscription Agreement and the Second Amendment to Amended and Restated Credit Agreement (the "Existing Credit Agreement") are each qualified by reference to such agreements, which are attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Until the closing of the Merger (the "Closing"), Oaktree shall have the right to vote on all matters (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). The affirmative vote of Oaktree that together constitute the Required Lenders (as such term is defined in the Existing Credit Agreement) shall be required for the approval of all actions to be taken by the Issuer.

Upon and after the Closing, Parent shall have a seven-member board of managers ("Board") consisting of four managers appointed by Oaktree (with one Oaktree appointee to be the Chairperson and two Oaktree appointees to be independent) for so long as Oaktree holds at least 75% of the equity held by it at the Closing. Oaktree will be entitled to appoint two managers for so long as Oaktree holds at least 50% of the equity held by it at the Closing and one manager for so long as Oaktree holds at least 30% of the equity held by it at the Closing. If Oaktree is no longer entitled to appoint one or more of its Board seats, then such seat(s) will be replaced by a manager appointed by a majority of all the common equity holders, including Oaktree.

In addition, in connection with the Closing, the Issuer expects to delist and deregister its securities.

Except as described in this Schedule 13D or as would occur upon, in connection with completion of, or following, any of the actions described in this Schedule 13D, none of the Reporting Persons, has any current plan or proposal which relate to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

Following the transactions effected on August 13, 2025, SUP Parent directly holds the reported 7,600,000 shares of Common Stock, which represents approximately 20.4% of the outstanding shares of Common Stock based on 37,298,422 shares of Common Stock outstanding as of August 14, 2025, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 15, 2025, which includes the 7,600,000 shares of Common Stock issued to SUP Parent.

The Oaktree Entities collectively hold 50% of the interests in SUP Parent, and based on the terms of the Credit Agreement, consent of Oaktree is required for all voting and investment decisions with respect to the Common Stock. Accordingly, the Oaktree Direct Holders, OCH, as the indirect manager of the Oaktree Direct Holders, and OCGH as the indirect owner of OCH may each be deemed to beneficially own the reported securities, provided that, the filing of this Statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The Reporting Persons engaged in transactions with respect to the Issuer's Common Stock on August 13, 2025, and since the most recent filing of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24 Joint Filing Agreement, dated as of August 20, 2025, by and among the Reporting Persons.

Exhibit 99.1 Subscription Agreement, dated as of July 8, 2025, by and among Superior Industries International, Inc. and SUP Parent Holdings, LLC (incorporated by reference as Annex E to the Schedule 14A Preliminary Proxy Statement filed by Superior Industries International, Inc. on July 30, 2025).

Exhibit 99.2 Second Amendment to Amended and Restated Credit Agreement, dated as of June 4, 2025, among Superior Industries International, Inc., each other loan party thereto, the lenders party thereto, and Oaktree Fund Administration, LLC, in its capacity as administrative agent (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Superior Industries International, Inc. on June 6, 2025).

## Signatures
- SUP Parent Holdings, LLC: /s/ Robert LaRoche, Robert LaRoche/ Authorized Signatory (08/20/2025)
- Opps SI Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (08/20/2025)
- Opps XII SPR Holdings, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (08/20/2025)
- Oaktree Huntington Investment Fund II, L.P.: /s/ Henry Orren, Henry Orren / Authorized Signatory (08/20/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (08/20/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory (08/20/2025)
Comment: OPS SI HOLDINGS LLC By: Oaktree Capital Holdings, LLC Its: Sole Managing Member By: Oaktree Capital Group Holdings GP, LLC Its: Indirect Owner

OPPS XII HOLDINGS, L.P. By: Oaktree Capital Holdings, LLC Its: Sole Managing Member By: Oaktree Capital Group Holdings GP, LLC Its: Indirect Owner

OAKTREE HUNTINGTON INVESTMENT FUND II By: Oaktree Capital Holdings, LLC Its: Sole Managing Member By: Oaktree Capital Group Holdings GP, LLC Its: Indirect Owner